

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Charles Jones
Managing Member and Chief Executive Officer
Opening Night Enterprises, LLC
80 W. Sierra Madre Blvd, Suite 141
Sierra Madre, CA 91024

> **Re: Opening Night Enterprises, LLC**
> **Post-Qualification Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed August 7, 2020**
> **File No. 024-10712**

Dear Mr. Jones:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 3 to Form 1-A filed August 7, 2020

Part F/S, page 58

1. We note your response to our prior comment 9 and reissue the comment. Revise to include updated financial statements in accordance with paragraphs (b)(3)-(4) of Part F/S of Form 1-A and update related disclosures in the filing. Please note that such provisions are calculated based on the date that the post-qualification amendment is filed, and the date that the filing is qualified. As of the date of this letter, the form requires that you provide audited financial statements for the two most recently completed fiscal years. In addition, please ensure that you provide the consent of the auditors required by Item 17(11) of Part III of Form 1-A.

Exhibits

2. As an exhibit to your offering statement, please revise to file your operating agreement as currently in effect. In that regard we note that you filed an unsigned operating agreement as Exhibit 1A-2B.

General

3. We note your response to our prior comment 1. We remind you that due to the deficiencies in your periodic reporting requirements outlined below you continue to be ineligible to conduct an offering under Regulation A. See Rule 251(b)(7) and Rule 251(d)(3)(i)(F). We reiterate that you are required to file a semiannual report for the six months ended June 30, 2019 pursuant to Rule 257(b)(3). Additionally, amend your Form 1-K for the year ended December 31, 2019 to include audited financial statements as required by Item 7 of Part II of Form 1-K. Finally, file a special financial report on Form 1-K containing audited financial statements for the fiscal year ended December 31, 2018 pursuant to Rule 257(b)(2)(i)(A). Refer also to General Instruction A(3) to Form 1-K. You are required to provide that report regardless of any disclosure you provided in a post-qualification amendment.

4. Please ensure that the disclosure is updated in your offering circular. For example, we note reference on page 35 to securing at least three stage musicals "prior to May 1, 2020."

5. Please revise to update your disclosure to discuss the effects of COVID-19, as applicable. For example, if material, please include related risk factor disclosure, address any impact on your plan of operation for the 12 months following the commencement of the proposed offering, and update trend information. Refer to Item 3 and Item 9 of Part II of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ryan J. Lewis, Esq.